BOSTON     CONNECTICUT     NEW JERSEY     NEW YORK     WASHINGTON, DC
Scott Warren Goodman
Attorney At Law

Mail To: P.O. Box 1945  Morristown, NJ  07962
Deliver To: 200 Campus Drive  Florham Park, NJ  07932
T: (973) 966 8226 F: (973) 966 1015
sgoodman@daypitney.com

June 11, 2008

VIA EDGAR AND FACSIMILE NO. (202) 551-7203

Michael Moran, Accounting Branch Chief
Brian McAllister, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Mail Stop 3561
Washington, D.C. 20549

Re:	Ridgewood Electric Power Trust V Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 26, 2008 File No. 0-24143

Dear Messrs. Moran and McAllister:

We are counsel to Ridgewood Electric Power Trust V (the “Trust”) and have received and reviewed the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 5, 2008 (the “Comment Letter”), on the above-referenced Annual Report on Form 10-K for the year ended December 31, 2007 filed by the Trust with the Commission on March 26, 2008 (the “Form 10-K”).  As discussed with you on Monday, June 9, 2008, we are furnishing the Trust’s response to the Staff’s comment on the Form 10-K to you on behalf of the Trust.

The Trust’s response to the Staff’s comment is set forth below:

1.           SEC Comment:    Please tell us how you presently comply with the requirements to provide separate financial statements for the nonconsolidated majority owned subsidiaries presented in footnote six.  Rule 3-09 of Regulation S-X requires the filing to include financial statements for nonconsolidated subsidiaries that are significant at the 20% level.  If you conclude the financial statements for any subsidiary is not required, please provide us with your calculation of the conditions set forth in Rule 1-02(w) of Regulations S-X and your considerations of SAB Topic 6.K.4.  If you determine the financial statements are required, please revise your filing to include the separate financial statements, as applicable.

Michael Moran, Accounting Branch Chief
Brian McAllister, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
June 11, 2008

Response:    As discussed with Staff on June 9, 2008, the Trust checked the box on the cover page of the Form 10-K indicating the Trust’s election to file as a smaller reporting company and to provide financial statement disclosure in accordance with Article 8 of Regulation S-X.  Accordingly, the Staff has informed us that it has determined that the disclosure set forth in the Form 10-K does not need to be revised to include separate financial statements for nonconsolidated subsidiaries of the Trust.

* * * * *

This letter is being filed by EDGAR on June 11, 2008.

In the event that you have any questions or comments, please feel free to contact me at (973) 966-8226.  Thank you.

Very truly yours,

/s/ SCOTT WARREN GOODMAN

SCOTT WARREN GOODMAN

cc:	Ridgewood Electric Power Trust V

ACKNOWLEDGEMENT

In connection with the response by Ridgewood Electric Power Trust V (the “Trust”) to the comments set forth in the letter from the United States Securities and Exchange Commission (the “Commission”), dated June 5, 2008, addressed to Mr. Randall D. Holmes, Chief Executive Officer of the Trust, regarding the Annual Report on Form 10-K for the year ended December 31, 2007 of the Trust filed by the Trust with the Commission on March 26, 2008, the Trust hereby acknowledges as follows:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of June 11, 2008.

RIDGEWOOD ELECTRIC POWER TRUST V

By:	/s/ JEFFREY H. STRASBERG
Name: Jeffrey H. Strasberg
Title: Executive Vice President and
Chief Financial Officer